ITAÚ UNIBANCO HOLDING S.A. PUBLIC DISCLOSURE VERSION Stockholder Remuneration Policy (Dividends and Interest on Capital) 1. Purpose This Policy aims to establish the guidelines for determining the remuneration to the shareholders of Itaú Unibanco Holding S.A. (“Itaú Unibanco”), to provide shareholders with a certain level of predictability regarding their compensation. 2. Definition By allocating their assets to Itaú Unibanco’s common or preferred shares, the return on this investment essentially occurs through the payment of dividends, interest on equity (“IoC”), and/or share repurchases with cancellation, as provided for in Law No. 6,404, of December 15, 1976 (“LSA”), in addition to market appreciation of the shares (capital gains). 2.1 Dividends and IoC Pursuant to the Bylaws, shareholders are entitled to receive, as mandatory dividends, an annual amount of no less than 25% of the net income recorded in the same fiscal year, adjusted in accordance with Article 202 of the LSA. The calculation is based on the closing of the most recent fiscal year (financial statements) and may also consider semi-annual or shorter‑period financial statements. The mandatory minimum dividend may be withheld if the management bodies inform the Annual General Meeting (“AGM”) that its payment is incompatible with the company’s financial situation, as legal requirements is fulfilled. The Board of Directors may approve the payment of IoC, allocating its amount toward the mandatory minimum dividend, in accordance with Article 9, §7 of Law No. 9,249, of December 26, 1995. Dividends and IoC payments may be subject to taxation under applicable legislation. 2.2 Share Repurchases with Cancellation The Company may establish share repurchase programs with cancellation. The impacts to shareholders include: (i) an increase in their percentage ownership in the Company; and (ii) higher dividends/IoC due to the reduced number of outstanding shares. 3. Payment of Amounts Due Since July 1980, Itaú Unibanco has remunerated its shareholders through monthly and supplemental payments of dividends and/or interest on capital, which are distributed equally to holders of both common and preferred shares. The total amount to be distributed is determined by the Board of Directors, taking into consideration: 1. the Company’s capitalization level, in line with the rules established by the Central Bank of Brazil; 2. the minimum Common Equity Tier 1 (CET1) ratio established by the Board of Directors of 12%; 3. annual profitability; 4. capital allocation needs based on expected business growth, share repurchase programs, mergers and acquisitions, and market or regulatory changes that may affect capital requirements; and 5. tax regulation changes. The percentage distributed may vary based on profitability, capital needs, and extraordinary events, while respecting the minimum provided for in Itaú Unibanco’s Bylaws. To access Itaú Unibanco’s dividend and IoC historic numbers, visit the Investor Relations website: https://www.itau.com.br/relacoes-com-investidores/en/market-information/dividends-and-interest-on-capital/ The right to claim dividends expires in 3 years, as provided by applicable law.

3.1 Approval It is the responsibility of the Board of Directors to: a) approve the distribution of interim dividends/IoC, including based on retained earnings or profit reserves from the most recent annual or semi-annual financial statements; b) prepare financial statements and distribute dividends for shorter periods, in accordance with Article 204 of the LSA and Itaú Unibanco’s Bylaws; c) approve IoC payments; and d) deliberate on the distribution of ordinary dividends ad referendum of the General Meeting; and e) approve results and investments budgets and their respective action plans. 3.2 Monthly Dividends and/or IoC Monthly payments are made as an advance payment on the amount to be distributed after the preparation of the annual balance sheet. A net amount of BRL 0.015 per share is paid based on the shareholder position at the close of the last business trading day of B3 – Brasil, Bolsa, Balcão (“B3”) of the month preceding the accrual basis month. Payment is made on the first business day of the month following the accrual month. 3.3 Allocation of Net Income Based on the financial statements, the Board of Directors submits to the AGM a proposal for allocating net income, observing the following: a) before any other allocation, 5% must be set aside for the Legal Reserve, which may not exceed 20% of the Company’s capital; b) based on the result obtained after deducting the Legal Reserve from net income, the amount allocated to shareholders is calculated, observing, in addition to the mandatory dividend, the following bylaw provisions: • preferred shares are entitled to a minimum annual priority dividend (BRL 0.022 per share); • the remaining amount of the mandatory dividend, after payment of the priority dividend, shall first be used to pay common shares a dividend equal to the priority dividend of preferred shares; • thereafter, both classes of shares participate equally in the distribution of profits once common shares receive an amount equal to the minimum payable to preferred shares. c) if Itaú Unibanco recorded “Unrealized Profit Reserves” in previous fiscal years, realized amounts will form part of the basis for calculating the mandatory minimum dividends; d) the remaining balance shall be allocated as proposed by the Board of Directors, including for the formation of reserves provided for in Itaú Unibanco’s Bylaws. The statutory profit reserve provides additional comfort for the Company’s economic and financial soundness, minimizing potential impacts on the continuity of operations or the dividend flow to shareholders. Additionally, part of the earnings is reinvested in the business, contributing to the Company’s long-term sustainability. 4. Related Documents • Law No. 6.404 of December 15, 1976 • Law No. 9.249 of December 26, 1995 • Resolution No. 4.645 of the National Monetary Council, dated March 16, 2018 • Law No. 15.270 of November 26, 2025 • Law No. 10.406 of January 10, 2002 (Civil Code) • Itaú Unibanco Bylaws • Dividend Reinvestment Program This policy was approved at the Board of Directors’ meeting held on January 26, 2026